SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

April 23, 2008

LM ERICSSON TELEPHONE COMPANY

(Translation of registrant’s name into English)

Torshamnsgatan 23, Kista

SE-164 83, Stockholm, Sweden

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

Announcement of LM Ericsson Telephone company, dated April 23, 2008 “Sony Ericsson continues to invest for future growth.”

Press Release April 23, 2008

Sony Ericsson continues to invest for future growth

Q1 Highlights:

•	Year-on-year volume growth of 2%

•	Income before taxes at higher end of forecast

•	R&D investment continues to expand portfolio and addressable market

•	New sub-brand XPERIA™ added to portfolio

The consolidated financial summary for Sony Ericsson Mobile Communications AB (Sony Ericsson) for the first quarter ended March 31, 2008 is as follows:

	Q1 2007	Q4 2007	Q1 2008
Number of units shipped (million)	21.8	30.8	22.3
Sales (Euro m.)	2,925	3,771	2,702
Gross margin (%)	30.3%	31.8%	29.2%
Operating income (Euro m.)	346	489	181
Operating income (%)	11.8%	13.0%	6.7%
Income before taxes (Euro m.)	362	501	193
Net income (Euro m.)	254	373	133

Average sales price (Euro)	134	123	121

Units shipped in the quarter were 22.3 million, a 2% increase compared to the same period last year and in line with our March 19, 2008 interim announcement of 22 million units. Sales for the quarter were Euro 2,702 million, a decrease of 8% on a year ago due to slowing market growth in mid-to-high end phones in markets where Sony Ericsson has a strong presence. Gross margin was one percentage point lower than Q1 2007, reflecting a less favourable product mix. Income before taxes for the quarter was Euro 193 million, which was at the higher end of the range (Euro 150-200 million) we announced on March 19, 2008. This represented a decrease of 47% compared with a year ago, due to higher R&D investments as a percentage of sales, and reflecting that Q1 2007 was a particularly strong first quarter for the company. Net income for the quarter was 48% lower, at Euro 133 million.

“Sony Ericsson continues to invest in expanding its product portfolio to appeal to a wider variety of consumers in both new and existing markets,” said Dick Komiyama, President, Sony Ericsson. “Our product announcements during the first quarter have been well received by the industry, and we expect to see a positive effect from these announcements during the second half of 2008.”

During the quarter, Sony Ericsson added a new sub-brand to its product portfolio with the announcement of the XPERIA™ X1, a high-end multi-media convergence phone based on Windows Mobile®, which will launch in the second half of the year. In addition, the company announced a number of new phones during the quarter to increase the appeal of its brand to a broader audience. These included new high-end Walkman® and HSDPA web phones, such as the W980, W760, Z770 models and also added to its cutting-edge Cyber-shot™ range with models such as the C702 and C902.

Average selling price (ASP) decreased both sequentially and year-on-year due to the impact of softer sales of high-to-mid end models in key markets. Market share for the quarter is estimated to be around 8%, down one percentage point sequentially.

Sony Ericsson made a dividend payment of Euro 470 million during the quarter to the parent companies. A second dividend payment will be made this year.

Sony Ericsson forecasts that the global handset market for 2008 will grow at a rate of around 10% from more than 1.1 billion units in 2007. The majority of this growth is expected to be in emerging markets.

XPERIA™ is a trademark of Sony Ericsson Mobile Communications

WALKMAN® and Cyber-shot™ are trademarks or registered trademarks of Sony Corporation

Microsoft and Windows Mobile® are trademarks of Microsoft Corporation

EDITOR’S NOTES:

Financial statements and additional information:

Financial statements:

Consolidated income statement

Consolidated income statement – isolated quarters

Consolidated balance sheet

Consolidated statement of cash flows

Consolidated statement of cash flows – isolated quarters

Additional information:

Net sales by market area by quarter

- ENDS -

Having sold over 100 million phones in 2007, Sony Ericsson is currently one of the five largest mobile phone manufacturers in the world. An important industry player operating in over 80 countries, our phones, accessories and PC cards are synonymous with innovation and style. With R&D sites in Europe, Japan, China, India and North America, diversity is one of the core strengths of the company. Sony Ericsson was established as a 50:50 joint venture by Sony and Ericsson in October 2001, with global corporate functions located in London. For more information about Sony Ericsson please visit www.sonyericsson.com

CONTACTS:

Investors / Analysts

Ericsson Investor Relations

Gary Pinkham (Stockholm) +46 8 719 0858

Sony Investor Relations

Shinji Tomita (London) +44 20 7444 9713

Tatsuyuki Sonoda (Tokyo) +81 3 6748 2180

Press / Media

Sony Ericsson Global Communications and PR

Aldo Liguori (London) +44 20 8762 5860

Merran Wrigley (London) +44 20 8762 5862

This press release contains forward-looking statements that involve inherent risks and uncertainties. We have identified certain important factors that may cause actual results to differ materially from those contained in such forward-looking statements. For a detailed description of risk factors see Sony’s and Ericsson’s filings with the US Securities and Exchange Commission, particularly each company’s latest published Annual Report on Form 20-F.

Sony Ericsson

CONSOLIDATED INCOME STATEMENT

	Jan-Mar
EUR million	2008	2007	Change
Net sales	2,702	2,925	-8%
Cost of sales	-1,914	-2,039	-6%

Gross profit	788	886	-11%
Gross margin %	29.2%	30.3%	-1%

Research and development expenses	-339	-261	30%
Selling and administrative expenses	-270	-284	-5%

Operating expenses	-610	-545	12%

Other operating income, net	3	5	-36%

Operating income	181	346	-48%
Operating margin %	6.7%	11.8%	-5%

Financial income	22	18	24%
Financial expenses	-10	-2	—

Income after financial items	193	362	-47%

Taxes	-57	-100	-43%
Minority interest	-3	-9	-63%

Net income	133	254	-48%

Number of units shipped (million)	22.3	21.8	2%
ASP (EUR)	121	134	-10%

Sony Ericsson

CONSOLIDATED INCOME STATEMENT - ISOLATED QUARTERS

	2008	2007
EUR million	Q1	Q4	Q3	Q2	Q1
Net sales	2,702	3,771	3,108	3,112	2,925
Cost of sales	-1,914	-2,573	-2,154	-2,192	-2,039

Gross profit	788	1,198	954	921	886
Gross margin %	29.2%	31.8%	30.7%	29.6%	30.3%

Research and development expenses	-339	-349	-280	-283	-261
Selling and administrative expenses	-270	-375	-280	-321	-284

Operating expenses	-610	-724	-560	-604	-545

Other operating income, net	3	15	-1	-2	5

Operating income	181	489	393	315	346
Operating margin %	6.7%	13.0%	12.7%	10.1%	11.8%

Financial income	22	19	7	18	18
Financial expenses	-10	-7	-16	-6	-2

Income after financial items	193	501	384	327	362

Taxes	-57	-118	-109	-97	-100
Minority interest	-3	-10	-8	-10	-9

Net income	133	373	267	220	254

Number of units shipped (million)	22.3	30.8	25.9	24.9	21.8
ASP (EUR)	121	123	120	125	134

Sony Ericsson

CONSOLIDATED BALANCE SHEET

EUR million	Mar 31 2008	Dec 31 2007	Mar 31 2007
ASSETS

Total fixed and financial assets	594	572	495

Current assets
Inventories	484	437	498
Accounts receivables	1,710	1,870	1,566
Other assets	369	345	859
Other short-term cash investments	1,106	1,431	1,376
Cash and bank	605	724	668

Total current assets	4,274	4,808	4,968

Total assets	4,868	5,380	5,463

SHAREHOLDERS’ EQUITY AND LIABILITIES

Shareholders’ equity	1,665	2,026	2,033
Minority interest	69	64	55

Total equity	1,734	2,090	2,088

Total long-term liabilities	25	26	22

Accounts payable	1,228	1,263	1,316
Other current liabilities	1,880	2,001	2,037

Total current liabilities	3,108	3,264	3,353

Total shareholders’ equity and liabilities	4,868	5,380	5,463

Net cash*	1,703	2,155	2,045

*	Net cash is defined as cash and bank plus short-term cash investments less interest bearing liabilities.

Sony Ericsson

CONSOLIDATED STATEMENT OF CASH FLOWS

	Jan-Mar
EUR million	2008	2007
OPERATIONS
Net income	133	254
Adjustments to reconcile net income to cash	31	28

	164	282
Changes in operating net assets	-101	-454

Cash flow from operating activities	64	-172

INVESTMENTS
Investing activities	-22	-53

Cash flow from investing activities	-22	-53

FINANCING
Financing activities	- 462	- 1

Cash flow from financing activities	-462	-1

Net change in cash	-421	-226
Cash, beginning of period	2,155	2,273
Translation difference in Cash	-24	-2

Cash, end of period	1,711	2,045

Sony Ericsson

CONSOLIDATED STATEMENT OF CASH FLOWS - ISOLATED QUARTERS

EUR million	Jan-Mar 2008	Oct-Dec 2007	Jul-Sep 2007	Apr-Jun 2007	Jan-Mar 2007
OPERATIONS
Net income	133	373	267	220	254
Adjustments to reconcile net income to cash	31	17	32	30	28

	164	390	299	250	282
Changes in operating net assets	-101	44	88	16	-454

Cash flow from operating activities	64	434	387	266	-172

INVESTMENTS
Investing activities	-22	-27	-53	-31	-53

Cash flow from investing activities	-22	-27	-53	-31	-53

FINANCING
Financing activities	- 462	0	- 300	- 548	- 1

Cash flow from financing activities	-462	0	-300	-548	-1
Net change in cash	-421	408	34	-312	-226
Cash, beginning of period	2,155	1,758	1,730	2,045	2,273
Translation difference in Cash	-24	-10	-6	-3	-2

Cash, end of period	1,711	2,155	1,758	1,730	2,045

Sony Ericsson

NET SALES BY MARKET AREA BY QUARTER

EUR million
	2008	2007
Isolated quarters	Q1	Q4	Q3	Q2	Q1
Europe, Middle East & Africa *	1,494	2,251	1,715	1,729	1,598
Americas	486	636	573	499	365
Asia	722	884	820	885	961

Total	2,702	3,771	3,108	3,112	2,925

* of which Western Europe	979	1,569	1,103	1,102	1,078

	2008	2007
Sequential change (%)	Q1	Q4	Q3	Q2	Q1
Europe, Middle East & Africa *	-34%	31%	-1%	8%	-26%
Americas	-24%	11%	15%	37%	-34%
Asia	-18%	8%	-7%	-8%	-11%

Total	-28%	21%	0%	6%	-23%

* of which Western Europe	-38%	42%	0%	2%	-27%

	2008	2007
Year over year change (%)	Q1	Q4	Q3	Q2	Q1
Europe, Middle East & Africa *	-7%	5%	7%	59%	55%
Americas	33%	15%	37%	52%	46%
Asia	-25%	-18%	-8%	4%	35%

Total	-8%	0%	7%	37%	47%

* of which Western Europe	-9%	6%	-1%	47%	60%

	2008	2007
Year to date	0803	0712	0709	0706	0703
Europe, Middle East & Africa *	1,494	7,293	5,042	3,328	1,598
Americas	486	2,072	1,436	864	365
Asia	722	3,550	2,666	1,846	961

Total	2,702	12,916	9,145	6,037	2,925

* of which Western Europe	979	4,852	3,283	2,179	1,078

	2008	2007
YTD year over year change (%)	0803	0712	0709	0706	0703
Europe, Middle East & Africa *	-7%	24%	36%	57%	55%
Americas	33%	34%	44%	49%	46%
Asia	-25%	0%	8%	18%	35%

Total	-8%	18%	27%	42%	47%

* of which Western Europe	-9%	21%	29%	53%	60%

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFONAKTIEBOLAGET LM ERICSSON (PUBL)

By:	/s/ CARL OLOF BLOMQVIST
Carl Olof Blomqvist
Senior Vice President and General councel

By:	/S/ HENRY STÉNSON
Henry Sténson
Senior Vice President Corporate Communications

Date: April 23, 2008